UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 25, 2004

Xenova Group PLC
(Exact name of registrant as specified in its charter)

957 BUCKINGHAM AVENUE SLOUGH, BERKS UNITED KINDOM
(Address of principal executive offices)

000-23584
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

   On August 24, 2004 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated August 24, 2004

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Xenova Group PLC (Registrant)
August 25, 2004 (Date)	/s/ DANIEL ABRAMS Daniel Abrams Finance Director

EXHIBIT 99.1

Additional Listing -- Xenova Group plc ("the Company")

STOCK EXCHANGE ANNOUNCEMENT

Application has been made to the Financial Services Authority and the London Stock Exchange plc for a total of 20,000,000 Ordinary shares of 1p each ("Shares") to be admitted to the Official List.

It is expected that the admission will be granted on 24 August 2004 and trading will commence on 25 August 2004.

The Shares are being reserved under a block listing and will be issued pursuant to the future exercise of warrants

When issued these Shares will rank pari passu with the existing Ordinary shares.

Contact: Veronica Sellar

Address: Xenova Group plc
957 Buckingham Avenue
Slough
Berkshire
SL1 4NL

Telephone: 01753 706600